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(602) 230-5517

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E-Mail: emerick@quarles.com

June 17, 2005

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street

Washington, D.C. 20549-0306

Re:	ASM International N.V. – Amendment No. 1 to Form F-3 Registration Statement (Reg. No. 333-124479)

Ladies and Gentlemen:

On behalf of ASM International N.V. (the “Company”), we submit Amendment No. 1 to the Company’s Form F-3 Registration Statement, complete with exhibits. Set forth below are the Staff’s comments from the letter dated May 12, 2005 and the Company’s supplemental responses to those comments. As requested, we have keyed our responses to the Staff’s comments.

1.	Comment:

We note the reference in footnote (2) to the fee table that you are purporting to register an indeterminate number of shares of common stock that may be issued to prevent dilution resulting from adjustments pursuant to the terms of the indenture of the notes being registered under the registration statement. Please supplementally confirm our understanding that in the event the adjustment provisions of the convertible notes require you to issue more shares than you are registering on this registration statement, for reasons other than those stated in Rule 416 of the Securities Act, you will file a new registration statement to register those additional shares. In this regard, we note the events described on pages 26-30. Further, please revise your registration statement to provide a good faith estimate of the number of shares issuable upon conversion that are being registered on this registration statement. Finally, please revise footnote (2) to the fee table to track the language of Rule 416.

Securities and Exchange Commission

June 17, 2005

Response:

We hereby confirm your understanding that in the event the adjustment provisions of the convertible notes require the Company to issue more shares than the Company is registering on this registration statement, for reasons other than those stated in Rule 416 of the Securities Act, the Company will file a new registration statement to register those additional shares.

We have revised the fee table in the section of the registration statement entitled “Calculation of Registration Fee” to provide a good faith estimate of the number of shares issuable upon conversion of the notes that are being registered on this registration statement. In providing the good faith estimate, in addition to the 7,204,605 common shares issuable upon conversion of the notes at the initial conversion rate of 48.0307 shares of common stock for each $1,000 principal amount of notes (equivalent of $20.82 per share), we have included 2,527,000 additional shares of common stock that may be issued pursuant to the indenture for reasons other than those stated in Rule 416. This number is equal to the maximum number of additional shares that would be issuable upon conversion of the notes following certain fundamental transactions as specified in the indenture under “Description of Notes – Adjustment to Conversion Price Upon Certain Fundamental Changes.”

Finally, we have revised footnote (2) to the fee table in the section of the registration statement entitled “Calculation of Registration Fee” to track the language of Rule 416.

If there are any questions or comments with respect to the foregoing, or if any additional information is required in order to expedite the review of Amendment No. 1 to the Registration Statement, please call me at (602) 230-5517 or Laura Eichelsderfer of this firm at 602-229-5263.

Thank you for your attention to this matter.

Very truly yours,

QUARLES & BRADY LLP

/s/ Steven P. Emerick

Steven P. Emerick